Exhibit 99.1

9 October 2024

Metals Acquisition Limited Raises ~A$150 Million (~US$103 Million) Through Successful Placement

ST. HELIER, Jersey - (BUSINESS WIRE) - Metals Acquisition Limited (NYSE: MTAL; ASX:MAC)

Highlights

•	MAC has received firm commitments to raise approximately A$150 million (approximately US$103 million)[1] (before costs) at an issue price of A$18.00 per New CDI

•	Placement was well supported with support from new and existing institutional and sophisticated investors both in Australia and offshore, which is testament to the high-quality nature of the CSA Copper Mine and the significant work that has been undertaken by management to deliver on a range of operational improvements over the past year

•	Placement proceeds will be used to optimise MAC’s balance sheet and de-lever (by retiring its existing Mezzanine Debt Facility at the earliest practicable date) while also providing additional flexibility to pursue strategic inorganic growth opportunities

Commentary

Metals Acquisition Limited (NYSE: MTAL; ASX:MAC) (MAC or the Company) is pleased to advise that the Company has received firm commitments via an oversubscribed placement of 8,333,334 new CHESS Depositary Interests (New CDIs) at an issue price of A$18.00 per New CDI to raise A$150,000,012 (approximately US$103 million)1 (before costs) (the Placement). The final Placement size was set at approximately A$150 million (US$103 million).1

The Placement was strongly supported with high levels of institutional participation that included leading global investor groups both in Australia and offshore.

Proceeds of the Placement, together with existing cash, will enable MAC to optimise its balance sheet and de-lever following the acquisition of the CSA Copper Mine from Glencore plc in mid-2023, while also providing additional flexibility to pursue strategic inorganic growth opportunities.

Provided that necessary consents are obtained, the proceeds of the Placement and MAC’s existing cash will allow MAC to retire the Mezzanine Debt Facility at the earliest possible date.

The Placement issue price represents a 13.0% discount to both the closing price of CDIs on ASX of A$20.70 on Tuesday, 8 October 2024 and the 5-day VWAP of A$20.70 on Tuesday, 8 October 2024.

1 Placement proceeds converted into US$ based on an A$:US$ exchange rate of 0.6869, which represents the average exchange rate for the week from 30 September 2024 to 4 October 2024 (inclusive).

Placement Details

The Placement comprises the issue of 8,333,334 New CDIs at an issue price of A$18.00 per CDI to raise total proceeds of A$150,000,012 (approximately US$103 million)1 (before costs).

MAC will resume trading on the ASX from market open on Thursday,10 October 2023. The New CDIs under the Placement are expected to settle on Monday, 14 October 2024 and be issued and commence trading on the ASX on a normal basis on Tuesday, 15 October 2024. New CDIs issued under the Placement will rank equally with the Company’s existing CDIs on issue.

Barrenjoey Markets Pty Limited is acting as the sole Lead Manager and Bookrunner to the Placement to the Placement and Sternship Advisers Pty Ltd is acting as Co-Manager to the Placement. Gilbert + Tobin is acting as Legal Adviser to MAC.

Indicative Timetable*

Event	Date
Announcement of completion of Placement	Wednesday, 9 October 2024
Trading halt lifted	Thursday, 10 October 2024
Settlement of New CDIs under the Placement	Monday, 14 October 2024
Allotment, quotation and trading of New CDIs under the Placement	Tuesday, 15 October 2024

*The above timetable is indicative only and subject to change. MAC reserves the right to amend these dates at its absolute discretion, subject to the Corporations Act (2001) (Cth), the ASX Listing Rules and other applicable laws. The quotation of New CDIs is subject to confirmation from the ASX.

Additional Information

Additional information in relation to the Placement and the Company can be found in the ASX announcements and Investor Presentation released to the ASX on Wednesday, 9 October 2024, which contain important information, including a breakdown of the sources and uses of funds, the key risks and foreign selling restrictions with respect to the Placement.

An updated Appendix 3B for the proposed issue of New CDIs will follow this announcement.

Nothing contained in this announcement constitutes investment, legal, tax or other advice. Investors should seek appropriate professional advice before making any investment decision.

-ENDS-

This announcement has been authorised for release by Mick McMullen, CEO and Director.

Contacts

Mick McMullen Chief Executive Officer Metals Acquisition Limited investors@metalsacqcorp.com	Morne Engelbrecht Chief Financial Officer Metals Acquisition Limited

About Metals Acquisition Limited

Metals Acquisition Limited (NYSE: MTAL; ASX: MAC) is a company focused on operating and acquiring metals and mining businesses in high quality, stable jurisdictions that are critical in the electrification and decarbonization of the global economy.

Not an offer in the United States

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States or any other jurisdiction in which such an offer would be unlawful. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933, as amended (“U.S. Securities Act”), or the securities laws of any state or other jurisdiction of the United States. No securities described in this announcement may be offered or sold in the United States or to, or for the account or benefit of, any U.S. Person (as defined in Regulation S under the U.S. Securities Act) unless they have been registered under the U.S. Securities Act or are offered and sold in a transaction exempt from, or not subject to, the registration requirements of the U.S. Securities Act and any other applicable U.S. state securities laws.

Forward Looking Statements

This release includes “forward-looking statements.” The forward-looking information is based on the Company’s expectations, estimates, projections and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management of the Company believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect. Assumptions have been made by the Company regarding, among other things: the price of copper, continuing commercial production at the CSA Copper Mine without any major disruption, the receipt of required governmental approvals, the accuracy of capital and operating cost estimates, the ability of the Company to operate in a safe, efficient and effective manner and the ability of the Company to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used by the Company. Although management believes that the assumptions made by the Company and the expectations represented by such information are reasonable, there can be no assurance that the forward-looking information will prove to be accurate.

MAC’s actual results may differ from expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward- looking statements. These forward-looking statements include, without limitation, MAC’s expectations with respect to future performance of the CSA Copper Mine. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from those discussed in the forward-looking statements. Most of these factors are outside MAC’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: the supply and demand for copper; the future price of copper; the timing and amount of estimated future production, costs of production, capital expenditures and requirements for additional capital; cash flow provided by operating activities; unanticipated reclamation expenses; claims and limitations on insurance coverage; the uncertainty in Mineral Resource estimates; the uncertainty in geological, metallurgical and geotechnical studies and opinions; infrastructure risks; and other risks and uncertainties indicated from time to time in MAC’s other filings with the SEC and the ASX. MAC cautions that the foregoing list of factors is not exclusive. MAC cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. MAC does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

More information on potential factors that could affect MAC’s or CSA Copper Mine’s financial results is included from time to time in MAC’s public reports filed with the SEC and the ASX. If any of these risks materialize or MAC’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that MAC does not presently know, or that MAC currently believes are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MAC’s expectations, plans or forecasts of future events and views as of the date of this communication. MAC anticipates that subsequent events and developments will cause its assessments to change. However, while MAC may elect to update these forward-looking statements at some point in the future, MAC specifically disclaims any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing MAC’s assessment as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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